20008930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 North Racine Ave, Suite 4700, Chicago, IL 60614

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Levin 773-236-8045

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 05 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
KIM MARIE LERO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/10/22

Signature

Managing Member & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Republic Partners, LLC

Financial Report
with Supplemental Information
December 31, 2019

Republic Partners, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Partners, LLC as of December 31, 2019 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Republic Partners, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Republic Partners, LLC's management. Our responsibility is to express an opinion on Republic Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital under Securities and Exchange Commission (SEC) Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Republic Partners, LLC's financial statements. The supplemental information is the responsibility of Republic Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Republic Partners, LLC's auditor since 2017.
Chicago, Illinois
February 24, 2020

Republic Partners, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	4,099,089
Receivables		354,937
Deferred Contract Costs		149,635
Prepaid Expenses		66,237
Right of Use Asset		76,412
Property & Equipment (Net of Accumulated Depreciation of $23,165)		17,589
Deposits		3,915
Total Assets	$	4,767,814
Liabilities & Members' Equity		
Accounts Payable	$	62,978
Accrued Expenses		50,821
Lease Obligation		80,238
Deferred Revenue		632,145
Total Liabilities		826,182
Members' Equity		3,941,632
Total Liabilities & Members' Equity	$	4,767,814

See notes to financial statements

Republic Partners, LLC

Statement of Operations For the Year Ended December 31, 2019

Total Revenue		$ 6,585,350
Expenses		
Compensation	2,629,014	
Professional Fees	205,662	
Benefits	146,066	
Travel, Meals & Entertainment	86,022	
Office Lease	52,616	
Business Intelligence	56,607	
Compliance & Licensing	61,770	
Professional Memberships & Subscriptions	13,504	
Other Expense	90,954	
Total Expense		3,342,215
Income Before Taxes, other Income / (Expense)		3,243,135
Investment Income		27,719
Income Before Tax		3,270,854
Illinois Replacement Tax		43,877
Net Income		$ 3,226,977

See notes to financial statements

Republic Partners, LLC

Statement of Changes in Members' Equity for the Year Ended December 31, 2019

Balance - As of January 1, 2019	$ 4,420,655
Net Income	3,226,977
Distributions	(3,706,000)
Balance - As of December 31, 2019	$ 3,941,632

See notes to financial statements

Republic Partners, LLC

Statement of Cash Flows for the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 3,226,977
Adjustments to reconcile Net Income to cash provided by operations:	
Add: Depreciation Expense	7,067
Add: Amortization of Right of Use Asset	47,754
Change in Receivables	221,066
Change in Deferred Contract Costs	40,884
Change in Prepaid Expenses	(8,604)
Changes in Accounts Payable	62,750
Changes in Deferred Revenue	(140,355)
Change in Operating Lease Liability	(48,410)
Change in Accrued Expenses	(1,236,152)
Net Cash provided by operating activities	2,172,977
Net Cash used in Financing Activities - Distributions	(3,706,000)
Net Increase in Cash	(1,533,023)
Cash - Beginning of Period	5,632,112
Cash - End of Period	$ 4,099,089

Non-Cash Transactions:

Establishment of:	
Right of Use Asset	$ 124,165
Operating Lease Liability	$ 128,649

See notes to financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Republic Partners, LLC (the "Company") was formed May 29, 2013 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Illinois. There are three members of the Company. The Company's office is located in Chicago, Illinois and provides financial advisory services to closely held companies throughout the United States.

Effective January 3, 2017, the Company became registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As a registered broker-dealer, the Company provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities.

Aspects of the Limited Liability Company – As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has two classes of member interests and the members' interests are in proportion to the number of units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement and the Class B Membership Interests Award Agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes – The Company is treated as a partnership for income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Accounting principles generally accepted in the United States of America (GAAP) requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more – likely – than not would not be sustained upon examination by the Internal Revenue Service (IRS). As of December 31, 2019, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition – Revenue is realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed as required under ASC 606. Revenue from advisory services not associated with the completion of an acquisition or sale agreement are earned and recognized as services are performed.

Note 1 - Nature of Business and Summary of Significant Accounting Policies – (Continued)

Adoption of New Accounting Pronouncement – As of January 1, 2019, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The Company elected to adopt the ASU using the modified retrospective method as of January 1, 2019. The Company is a lessee in a noncancelable operating leases for an office building which was recorded in accordance with ASC 842 and is disclosed in Note 6. The adoption of Topic 842 resulted in the recognition of an operating right of use asset and operating lease obligation in the amount of $124,165 and $128,649, respectively, as of January 1, 2019.

Deferred Contract Cost – Wages and other costs related to the fulfilment of a contract are capitalized to the extent they are explicitly reimbursable by the client and expensed when the related revenue is recognized. All advisory related expenses are expensed as incurred.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of Minimum Net Capital and requires a ration of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $3,349,319 of which $3,294,240 was in excess of its required net capital of $55,079. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.0.

Note 3 – Major Customers

For the year ended December 31, 2019, 61% of the Company's fee revenue was attributable to four clients.

Note 4 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress nor is any anticipated as of December 31, 2019.

Note 5 – Subsequent Events

No significant events occurred subsequent to year-end. Subsequent events have been evaluated through February 24, 2020, which is the date these financial statements were issued.

Note 6 – Leases

The Company has an obligation as a lessee for office space through June 30, 2021. The Company has classified this lease as an operating lease. In accordance with ASC 842, the Company has recognized a lease liability and a right of use asset on the balance sheet. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, calculated based on the Company's incremental borrowing rate, estimated at 5%. Lease cost for the lease payments is recognized on a straight-line basis over the lease term. Cash paid for office rent amounted to $53,754 for the year ended December 31, 2019. Lease cost recognized amounted to $53,097 for the year ended December 31, 2019.

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2019 are as follows:

2020	$	55,374
2021		28,098
Total	$	83,472

The Company has an option to extend the lease for an additional two years. This option is not included in determining the lease liability or any other information presented above.

Supplemental Information

Republic Partners, LLC

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2019

Total Members' Equity	$ 3,941,632
Deductions and / or Changes	
Non-allowable assets	(592,313)
Non-allowable liabilities	-
Net capital	3,349,319
Net Capital Required	55,079
Excess Net Capital	$ 3,294,240
Aggregate Indebtedness	826,182
Ratio of Aggregate Indebtedness to Net Capital	.25 to 1.0

No material differences exist between the audited Computation of Net Capital presented above and the corresponding schedule included in the Company's unaudited December 31, 2019 Form X-17A-5 Part II filed on February 21, 2020.

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 and Information relating to Possession or Control Requirements under SEC Rule 15c3-3

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Republic Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Republic Partners, LLC (the "Company") indicated that it may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3 and the Company does not handle cash or securities on behalf of customers (the "exemption provisions"), and (2) Republic Partners, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Republic Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3(k) under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2020

Republic Partners, LLC's Exemption Report

Republic Partners, LLC (the "Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. Republic may file an exemption report because it had no obligations under SEC Rule 15c3-3. Republic did not handle cash or securities on behalf of customers without any exceptions throughout the year ending December 31, 2019.
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2019 through December 31, 2019 without exception.

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Edward McCabe **CCO&**
Finop February 24,2020

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Board of Directors and Members
Republic Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Republic Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Republic Partners, LLC for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating Republic Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Republic Partners, LLC's management is responsible for Republic Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 24, 2020